As filed with the Securities and Exchange Commission on March 7, 2003

Registration No. 333-_______

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

QUANTUM CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	94-2665054
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

501 Sycamore Drive
Milpitas, California  95035
(408) 944-4000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michael J. Lambert
Chief Financial Officer
Quantum Corporation
501 Sycamore Drive
Milpitas, California  95035
(408) 944-4000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy to: R. Patrick Arrington, Esq. Parker A. Schweich, Esq. Dorsey & Whitney LLP 38 Technology Drive Irvine, California 92618 (949) 790‑6300

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this registration statement.

       If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [  ]

       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

       If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

       If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [  ]

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [  ]

CALCULATION OF REGISTRATION FEE

Title Of Shares To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee
Common stock, $0.01 par value per share (including associated preferred stock purchase rights)	2,371,168 shares	$3.15	$7,469,179.20	$604.26

(1)    Estimated based upon the average of the high and low sales prices of the Registrant’s common stock on March 6, 2003, as reported by the New York Stock Exchange, solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed.  The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS
(SUBJECT TO COMPLETION, DATED MARCH 7, 2003)

2,371,168 Shares

QUANTUM CORPORATION
Common Stock

      This prospectus relates to the sale by the selling stockholders identified on page 25 of this prospectus of up to 2,371,168 shares of our common stock (and associated purchase rights) that were issued in connection with our merger with SANlight, Inc. in February 2003.  The prices at which the selling stockholders may sell the shares will be determined by the prevailing market for the shares or in negotiated transactions.  We will not receive any proceeds from the sale of shares offered under this prospectus.

      Our common stock is quoted on the New York Stock Exchange under the symbol “DSS.”  On March 6, 2003, the last reported sale price of our common stock was $3.15 per share.

      The shares of common stock offered or sold under this prospectus involve a high degree of risk.  You should carefully consider the risk factors beginning on page 2 of this prospectus before purchasing any of the shares of common stock offered under this prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is March 7, 2003.

           You should rely only on information contained or incorporated by reference in this prospectus.  We have not authorized any person to provide you with information that differs from what is contained or incorporated by reference in this prospectus.  If any person does provide you with information that differs from what is contained or incorporated by reference in this prospectus, you should not rely on it.  This prospectus is not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates, or an offer of solicitation in any jurisdiction where offers or sales are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, even though this prospectus may be delivered or shares may be sold under this prospectus on a later date.

1.

QUANTUM CORPORATION

          In this prospectus, the terms “Quantum,” “our company,” “we,” “our,” and “us” refer to Quantum Corporation.

           We are a global leader in data protection, meeting the needs of business customers with enterprise-wide storage solutions and services.  We are the world’s largest supplier of tape drives, and our DLTtape™ technology is the standard for backup, archiving, and recovery of mission-critical data.  We also are a leader in the design, manufacture and service of automated tape libraries used to manage, store and transfer data.  This fiscal year, we expanded into the area of disk-based backup, with a solution that emulates a tape library and is optimized for data protection.

           In February 2003, we completed a merger with SANlight, Inc. pursuant to which SANlight became our wholly-owned subsidiary.  SANlight was a privately-held development stage storage solution technology company in which we previously owned stock.  This prospectus relates to the sale by former security holders of SANlight (other than us) of up to 2,371,168 shares of our common stock issued in connection with the merger for all outstanding shares and options of SANlight which we did not already own.  We are registering our common stock for sale by these selling stockholders.  The prices at which these stockholders may sell the shares will be determined by the prevailing market for the shares or in negotiated transactions.  The selling stockholders will receive all of the proceeds from the sale of the common stock pursuant to this prospectus.  We will not receive any of the proceeds from sales by the selling stockholders of the offered shares of common stock.  See “Selling Stockholders” and “Use of Proceeds.”

           We were founded in 1980 and are incorporated in Delaware.  Our principal executive offices are located at 501 Sycamore Drive, Milpitas, California 95035, and our telephone number is (408) 944-4000.

RISK FACTORS

           THE READER SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS AND INCORPORATED BY REFERENCE INTO THIS PROSPECTUS AND CONTAINED IN OUR OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, BEFORE MAKING AN INVESTMENT DECISION.  THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING QUANTUM.  ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT ARE CURRENTLY DEEMED IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS AND OPERATIONS.  THIS PROSPECTUS CONTAINS “FORWARD-LOOKING” STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES.  FORWARD-LOOKING STATEMENTS USUALLY CONTAIN THE WORDS “ESTIMATE,” “ANTICIPATE,” “EXPECT”, “BELIEVE”, OR SIMILAR EXPRESSIONS.  ALL FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, PROJECTIONS OR ESTIMATES CONCERNING OUR BUSINESS, INCLUDING DEMAND FOR OUR PRODUCTS, ANTICIPATED GROSS MARGINS, OPERATING RESULTS AND EXPENSES, MIX OF REVENUE STREAMS, EXPECTED REVENUE FROM PURCHASED IN-PROCESS PROJECTS, COST SAVINGS, STOCK COMPENSATION, THE PERFORMANCE OF OUR MEDIA BUSINESS AND THE SUFFICIENCY OF CASH TO MEET PLANNED EXPENDITURES, ARE INHERENTLY UNCERTAIN AS THEY ARE BASED ON MANAGEMENT’S EXPECTATIONS AND ASSUMPTIONS CONCERNING FUTURE EVENTS, AND THEY ARE SUBJECT TO NUMEROUS KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES.  READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF.  OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS AND IN THE INFORMATION INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

2.

We are exposed to general economic conditions that have resulted in significantly reduced sales levels and operating losses and, if such adverse economic conditions were to continue or worsen, our business, financial condition and operating results could be further adversely and materially impacted.

           If the adverse economic conditions in the United States and throughout the world economy continue or worsen, we may experience a further material adverse impact on our business, operating results, and financial condition. We took actions in fiscal year 2002 and in the first nine months of fiscal year 2003 to reduce our cost of sales and operating expenses in order to address these adverse conditions.  A prolonged continuation or worsening of sales trends would require that we take additional actions to further reduce our cost of sales and operating expenses in subsequent quarters to align these costs with reduced revenue. We may be unable to reduce our cost of sales and operating expenses at a rate and to a level consistent with such a future adverse sales environment.  If we are required to undertake further expense reductions, we may incur significant incremental special charges associated with such expense reductions that are disproportionate to sales, thereby materially and adversely affecting our business, financial condition and operating results.

Quantum is currently not profitable. If we are unable to generate positive cash flow from operating activities, our ability to obtain additional capital in the future could be jeopardized, and our business could suffer.

           We must devote substantial resources to new product development, manufacturing, and sales and marketing activities to be competitive in our markets. Historically, cash flow from operating activities has provided us with a significant portion of the cash and liquidity that we have required in order to invest in the product development, manufacturing and sales activities that will allow us to maintain our competitiveness. Until or unless we return to profitable operations, we will have significantly less liquidity to invest in our business.  In turn, reduced cash flow from operations may jeopardize our ability to gain access to capital, which potentially could have a material adverse impact on our business, results of operations, liquidity, and financial condition.

3.

To service our debt and fund our other capital requirements, we will require a significant amount of cash, and our ability to generate cash will depend on many factors beyond our control.

           Our ability to meet our debt service obligations and to fund working capital, capital expenditures, acquisitions, research and development and other general corporate purposes, will depend upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. If our losses from operations were to persist at current levels or worsen, or if Maxtor were unable or unwilling to reimburse us for its portion of our debt, we would not have sufficient cash resources to pay our debt.  We cannot provide assurance that we will generate sufficient cash flow from operations, or that future borrowings will be available, or available in an amount sufficient to enable us to pay our debt or fund other liquidity needs.

           If we are unable to generate sufficient cash flow and are unable to refinance or extend outstanding borrowings on commercially reasonable terms or at all, we may have to:

•	Reduce or delay capital expenditures planned for replacements, improvements and expansions;
•	Sell assets;
•	Restructure debt; and/or
•	Obtain additional debt or equity financing.

           We cannot assure you that we could effect or implement any of these alternatives on satisfactory terms, if at all.

The agreements for our credit facilities contain various covenants that limit our discretion in the operation of our business.

           The agreements for our secured credit facilities contain numerous restrictive covenants that require us to comply with and maintain certain financial tests and ratios, thereby restricting our ability to:

•	Incur debt;
•	Incur liens;
•	Redeem or prepay subordinated debt;
•	Make acquisitions of businesses or entities;
•	Make investments, including loans, guarantees and advances;
•	Make capital expenditures;
•	Engage in mergers, consolidations or certain sales of assets;
•	Engage in transactions with affiliates;
•	Pay dividends or engage in stock repurchases; and
•	Enter into certain restrictive agreements.

4.

           Our ability to comply with covenants contained in our secured credit facility may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Our failure to comply with our debt-related covenants could result in an acceleration of our indebtedness and cross-defaults under our other indebtedness, which may have a material adverse effect on our financial condition. Even if we are able to comply with all covenants, the restrictions on our ability to operate our business could harm our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities.

           Our senior secured credit facility is secured by a pledge of all of our assets.  If we were to default under our senior secured credit facility and were unable to obtain a waiver for such a default, the lenders would have a right to foreclose on our assets in order to satisfy our obligations under the credit facility.  Any such action on the part of the lenders against us could have a materially adverse impact on our business, financial condition and results of operations.

Our Storage Solutions group currently operates at a loss and may continue to operate at a loss.  If we are unable to make our Storage Solutions business profitable, the losses from this group could materially and adversely affect our business, financial condition and results of operations.

           We have invested, and will continue to invest, in the development, promotion and sale of storage solutions, such as our recent acquisition of SANlight. Operating expenses associated with our Storage Solutions revenue are comparatively high, resulting in losses and cash consumption out of proportion to the revenue generated by the group, when compared to our tape business. Therefore, we will need to generate significant storage solutions revenues or significantly reduce our related operating expenses for the group in order to make the Storage Solutions business profitable. We cannot provide assurance that the Storage Solutions group will ever produce operating income or will ever generate positive cash flow, and, if we were unable to do so, these losses could negatively impact our business, financial condition and operating results.

           Goodwill and intangible assets used in the Storage Solutions group were reviewed for possible impairment upon the adoption on April 1, 2002 of SFAS No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets.  The impairment test conducted relative to goodwill resulted in a $94.3 million accounting adjustment in the first quarter of fiscal year 2003 and a $58.7 million impairment charge in the second quarter of fiscal year 2003.  The intangible assets were not determined to be impaired, based on projections of discounted net cash flows from the Storage Solutions group compared to the carrying value of the intangible assets. However, both tests use financial projections involving significant estimates and uncertainties regarding future revenues, expenses and cash flows. We cannot provide assurance that future net cash flows will be sufficient to avoid further impairment charges.  As a result, in the future, we may incur additional impairment charges related to our Storage Solutions business, which would adversely affect the group’s operating income, which could have a materially adverse impact on the results of our operations or our financial condition.

5.

A majority of our sales come from a few customers, and these customers have no minimum or long-term purchase commitments. The loss of, or a significant change in demand from, one or more key customers could materially and adversely affect our business, financial condition and operating results.

           Our sales are concentrated among a few customers. Sales to our top five customers in the nine months ended December 29, 2002 represented 40% of total revenue. Furthermore, customers are not obligated to purchase any minimum product volume and our relationships with our customers are terminable at will.

           The merger of Hewlett-Packard and Compaq in 2002 significantly increased the concentration of our sales and dependency on a single customer. Approximately 25% of our revenue derives from this newly merged entity, and, therefore, could be materially and adversely affected if Hewlett-Packard were to experience a significant decline in storage revenue whether due to customer loss or integration issues or otherwise.  There is an additional risk since the combined entity owns a competing brand of linear tape drive and media products known as LTO.  The combined Hewlett-Packard and Compaq entity has decided to market both the LTO and Super DLTtape platforms, whereas Compaq had exclusively marketed Super DLTtape for tape backup and archiving.  To the extent that the combined Hewlett-Packard and Compaq entity significantly reduces its purchases of DLTtape and Super DLTtape products in favor of LTO products, our tape drive and media revenues, operating results and financial condition would be materially and adversely affected.

Competition has increased, and may increasingly intensify, in the tape drive market as a result of competitors introducing tape drive products based on new technology standards and on DLTtape technology, which could materially and adversely affect our business, financial condition and results of operations.

           We compete with companies that develop, manufacture, market and sell tape drive products. Our principal competitors include Exabyte Corporation (Exabyte), Hewlett-Packard, IBM Corporation (IBM), Seagate Technology Inc. (Seagate), Sony Corporation and Storage Technology Corporation (StorageTek).  These competitors are aggressively trying to advance and develop new tape drive technologies to compete more successfully with products based on DLTtape technology. Hewlett-Packard, IBM and Seagate formed a consortium to develop and have developed new LTO products.  These products target the high-capacity data back-up market and compete with our products based on Super DLTtape technology. This competition has resulted in a trend, which is expected to continue, toward lower prices and lower margins earned on our DLTtape and Super DLTtape drives and media. In addition, the merger between Hewlett-Packard and Compaq has resulted in a larger competitor in the tape drive market with greater resources, a potentially greater market reach with a product that competes directly with our Super DLTtape drives and Super DLTtape media. These factors when combined with the current economic environment, which has resulted in reduced shipments of our own tape drives, and tape drives in general, could result in a further reduction in our prices, volumes and margins, which could materially and adversely impact our business, financial condition and results of operations.

6.

Competition has increased, and may increasingly intensify, and sales have trended lower in the tape library market as a result of current economic conditions, and, if these adverse trends continue or worsen, our business, financial condition and operating results may be materially and adversely affected.

           Our tape library products compete with product offerings of Advanced Digital Information Corporation, Exabyte, Hewlett-Packard, Overland Data Inc. and StorageTek, which also offer tape automation systems incorporating DLTtape and Super DLTtape technology as well as new linear tape technology.  In addition, the merger between Hewlett-Packard and Compaq has resulted in a larger competitor in the tape automation market with greater resources and a potentially greater market reach. Current economic conditions are characterized by lower information technology investment, particularly for higher priced products, such as high-end tape automation systems. However, more recently, even competitors that derive a significant percentage of their sales from lower priced tape automation products, have seen economic conditions adversely impact their quarterly sequential sales. The lower demand has also resulted in increased price competition. If this trend continues or worsens and/or if competition further intensifies, our sales and gross margins could decline further, which could materially and adversely affect our business, financial condition and results of operations.

Competition from alternative storage solutions that compete with our products may increase and, as a result, our business, financial condition and operating results may be materially and adversely affected.

           Our products, particularly our tape products, including tape drives and automation systems, also compete with other storage technologies, such as hard disk drives.  Hard disk drives have experienced a trend toward lower prices while capacity and performance have increased. If hard disk drive costs decline far more rapidly than tape drive and media costs, the competition resulting from hard disk drive based storage solutions, including backup solutions, may increase. As a result, our business, financial condition and operating results may be materially and adversely affected.

We do not control licensee pricing or licensee sales of tape media cartridges and, as a result, our royalty revenue may decline, and, as a result, our business, financial condition and operating results may be materially and adversely affected.

           We receive a royalty fee based on sales of tape media cartridges by Fuji Photo Film Co., Ltd. (Fuji), Hitachi Maxell Ltd. (Maxell), Sony and Imation. Under our license agreements with these companies, each of the licensees determines the pricing and number of units of tape media cartridges that it sells. As a result, our royalty revenue will vary depending on the level of sales and prices set by the licensees. In addition, lower prices set by licensees could require us to lower our prices on direct sales of tape media cartridges, which would reduce our margins on this product. As a result, our business, financial condition and operating results may be materially and adversely affected.

7.

Our royalty and media revenue is dependent on an installed base of tape drives that utilize Super DLTtape and DLTtape media cartridges, and, if the installed base declines, or if competing media products gain market share from us, media and royalty revenue may decline, and, as a result, our business, financial condition and operating results may be materially and adversely affected.

           Competition from other tape or storage technologies that use their own media could result in reduced sales of Super DLTtape and DLTtape drives and such competition could also lower the installed base of tape drives that utilize DLTtape media. Since we earn a royalty from media consumed by the installed base of tape drives, a reduced installed tape drive base could result in a reduction in our media and royalty revenue. This could materially and adversely affect our business, financial condition and results of operations.

Our operating results depend on new product introductions, which may not be successful, and, as a result, our business, financial condition and operating results may be materially and adversely affected.

           To compete effectively, we must continually improve existing products and introduce new ones, such as the DX30. We have devoted and expect to continue to devote considerable management and financial resources to these efforts. We cannot provide assurance that:

•	We will introduce any of these new products in the time frame we are forecasting;
•	We will not experience technical, quality, performance-related or other difficulties that could prevent or delay the introduction of, and market acceptance of, these new products;
•	Our new products will achieve market acceptance and significant market share, or that the markets for these products will grow as we have anticipated;
•

Our new products will be successfully or timely qualified with our customers by meeting customer performance and quality specifications because a successful and timely customer qualification must occur before customers will place large product orders; or

•	We will achieve high volume production of these new products in a timely manner, if at all.

If we are unable to generate sufficient amounts of future taxable income in the U.S., we may incur higher income tax expenses to write off the deferred tax assets and we may recognize lower tax benefits or no tax benefits associated with future losses.

           We have approximately $20 million of deferred tax assets in excess of deferred tax liabilities.  This net amount represents future U.S. tax deductions that will reduce future U.S. tax liabilities only if we are able to generate sufficient amounts of future U.S. taxable income to realize the benefit of those tax deductions.  If we are unable to generate sufficient future taxable income, we may incur a tax expense to write-off the balance of this deferred tax asset.  In addition, our inability to generate sufficient amounts of future taxable income may prevent us from continuing to recognize tax benefits associated with any losses that we may incur in the future. This would have a material and adverse impact on our results of operations and financial condition.

8.

Reliance on a limited number of third-party suppliers could result in significantly increased costs and delays in the event these suppliers experience shortages or quality problems, and, as a result, our business, financial condition and operating results may be materially and adversely affected.

           We depend on a limited number of suppliers for components and sub-assemblies, including recording heads, media cartridges and integrated circuits, all of which are essential to the manufacture of tape drives and tape automation systems.

           We currently purchase the DLTtape and Super DLTtape media cartridges that we sell primarily from Imation, Fuji and Maxell.  We cannot provide assurance that Imation, Fuji or Maxell will continue to supply an adequate number of high quality media cartridges in the future. If component shortages occur, or if we experience quality problems with component suppliers, shipments of products could be significantly delayed and/or costs significantly increased, and as a result, our business, financial condition and operating results could be materially and adversely affected. In addition, we qualify only a single source for many components and sub-assemblies, which magnifies the risk of future shortages.

           Furthermore, our main supplier of tape heads is located in China.  Political instability, trade restrictions, changes in tariff or freight rates or currency fluctuations in China could result in increased costs and delays in shipment of our products and could materially and adversely impact our business, financial condition and operating results.

We rely heavily on distributors and other resellers to market and sell our products. If one or more distributors were to experience significant deterioration in financial condition or business relationship with us, this could disrupt the distribution of our products.

           In certain product and geographic segments we heavily utilize distributors and value added resellers to perform the functions necessary to market and sell our products. To fulfill this role, the distributor must maintain an acceptable level of financial stability and creditworthiness.  If not, we may be required to reduce the amount of sales of our product to the distributor or terminate the relationship. We may also incur financial losses for product returns or for the failure or refusal to pay obligations owed to us. This could result in less product being available to the affected market segments and reduced levels of customer satisfaction, which could in turn have a material and adverse impact on our business, results of operations and financial condition.

If we fail to protect our intellectual property or if others use our proprietary technology without authorization, our competitive position may suffer.

           Our future success and ability to compete depends in part on our proprietary technology. We rely on a combination of copyright, patent, trademark and trade secrets laws and nondisclosure agreements to establish and protect our proprietary technology. We currently hold 114 United States patents and have 84 United States patent applications pending. However, we cannot provide assurance that patents will be issued with respect to pending or future patent applications that we have filed or plan to file or that our patents will be upheld as valid or will prevent the development of competitive products or that any actions we have taken will adequately protect our intellectual property rights. We generally enter into confidentiality agreements with our employees, consultants, resellers, customers and potential customers, in which we strictly limit access to, and distribution of, our software, and further limit the disclosure and use of our proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. Our competitors may also independently develop technologies that are substantially equivalent or superior to our technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States.

9.

Third party infringement claims could result in substantial liability and significant costs, and, as a result, our business, financial condition and operating results may be materially and adversely affected.

           From time to time, third parties allege our infringement of and need for a license under their patented or other proprietary technology. While we currently believe the amount of ultimate liability, if any, with respect to these actions will not materially affect our financial position, results of operations, or liquidity, the ultimate outcome of any litigation is uncertain. Adverse resolution of any third party infringement claim could subject us to substantial liabilities and require us to refrain from manufacturing and selling certain products. In addition, the costs incurred in intellectual property litigation can be substantial, regardless of the outcome. As a result, our business, financial condition and operating results may be materially and adversely affected.

Pursuant to an operating lease, we have an obligation for a guaranteed value to the lessor at the end of the lease term, which could result in our being required to make a significant cash payment to the lessor, and if we are required to do so, our business, financial condition and results of operations could be materially and adversely impacted.

           We have a lease for our Colorado Springs facility, which is accounted for as an operating lease. At the end of the lease term, we will either renew the lease, purchase the facility, or cause the facility to be sold to a third party, with us retaining an obligation to the lessor for the guaranteed value. The proceeds of a sale to a third party would be used to satisfy the $50 million obligation to the lessor at the end of the lease term. In the event of sale to a third party, we would be liable for any shortfall between the net proceeds resulting from the sale of the facility and the $50 million obligation to the lessor, up to a maximum of $43.9 million, and this could have a material adverse impact on our financial condition and liquidity.

           In the past we incurred a charge because of a decline in the appraised value of this facility. We have the facility independently appraised on a periodic basis.  Any future declines in the appraised value of the facility would result in a charge, which could be material and adverse to our financial condition.

           Our lease commitment requires us to maintain specified financial covenants.  If we fail to comply with these financial covenants and are unable to obtain a waiver, or amend the lease, for such future non-compliance, the lessor could terminate the lease, resulting in either the acceleration of our obligation to purchase the leased facility at the guaranteed value, which could have an adverse affect on our financial condition and liquidity.

10.

In previous quarters we violated certain financial covenants under our credit facility; if in the future we again violate financial covenants, we may not be able to use this credit facility, which could materially and adversely impact our financial condition and liquidity.

           In April 2000, we entered into an unsecured senior credit facility with a group of nine banks, providing a $187.5 million revolving credit line that expires in April 2003.   On August 9, 2002, we received a waiver from the bank group for covenant violations as of June 30, 2002.  During the quarter ended September 29, 2002, we violated the Tangible Net Worth, Leverage Ratio and EBITDA financial covenants of the credit line.  On October 25, 2002, we received a waiver of these covenant violations from the bank group for the quarter ended September 29, 2002.  In December 2002, we terminated this facility and entered into a secured senior credit facility with a group of five banks, providing a $100 million revolving credit line that expires in June 2004.  As of December 29, 2002, $89 million is committed to standby letters of credit.  If in future quarters we are in violation of any financial or reporting covenant and receive a notice of default letter from the bank group, the credit line could become unavailable, and any amounts outstanding could become immediately due and payable.   In addition, if we were unsuccessful in securing a waiver in subsequent quarters, we would also lose access to the $89 million standby letters of credit contained within our credit line facility and have to restrict $89 million of our cash to cover these existing letters of credit.  This would have a material and adverse impact on our liquidity.

           Without the availability of this credit facility, we will have to rely on operating cash flows and debt or equity arrangements other than the unsecured senior credit facility (if such alternative funding arrangements are available to us at all) in order to maintain sufficient liquidity.  If we are not able to obtain sufficient cash from our operations or from these alternative funding sources, our operations, financial condition and liquidity may be materially and adversely affected.

We completed the acquisition of Benchmark Storage Innovations, Inc. during the third quarter of fiscal year 2003 and the acquisition of SANlight during the fourth quarter of fiscal year 2003.  If we fail to successfully integrate these acquisitions, it could harm our business, financial condition and operating results.

           As a part of our business strategy, we acquired Benchmark, whose business is complementary to our DLT group’s products and technologies, and SANlight, whose technology is complementary to our Storage Solutions group’s products and technologies. Any acquisition is accompanied by the risks commonly encountered in acquisitions of companies. These risks include:

11.

•	Difficulties in assimilating its operations and personnel;
•	Diversion of management’s attention from ongoing business concerns;
•	The potential inability to maximize our financial and strategic position through the successful incorporation of acquired technology and rights into our products and services;
•	Insufficient revenues to offset increased expenses associated with the acquisition;
•	Maintenance of uniform standards, controls, procedures and policies;
•	Impairment of existing relationships with employees, suppliers and customers as a result of the integration of new personnel;
•	The possibility that we may not receive a favorable return on our investment, the original investment may become impaired, and/or incur losses from these investments; and
•	Assumption of unknown liabilities or other unanticipated adverse events or circumstances.

           We cannot provide assurance that we will be able to successfully integrate the Benchmark and SANlight businesses and our failure to do so could harm our business, financial condition and operating results.

We may engage in future acquisitions of companies, technologies or products, and the failure to integrate any future acquisitions could harm our business, financial condition and operating results.

           As a part of our business strategy, we expect to make additional acquisitions of, or significant investments in, complementary companies, products or technologies. Any future acquisitions would be accompanied by the risks commonly encountered in acquisitions of companies. These risks include:

•	Difficulties in assimilating the operations and personnel of the acquired companies;
•	Diversion of management’s attention from ongoing business concerns;
•	The potential inability to maximize our financial and strategic position through the successful incorporation of acquired technology and rights into our products and services;
•	Insufficient revenues to offset increased expenses associated with acquisitions;
•	Maintenance of uniform standards, controls, procedures and policies;
•	Impairment of existing relationships with employees, suppliers and customers as a result of the integration of new personnel;
•	Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;
•	The possibility that we may not receive a favorable return on our investment, the original investment may become impaired, and/or incur losses from these investments;
•	Dissatisfaction or performance problems with an acquired company;
•	The cost associated with acquisitions; and
•	Assumption of known or unknown liabilities or other unanticipated events or circumstances.

12.

           We cannot provide assurance that we will be able to successfully integrate any business, products, technologies or personnel that we may acquire in the future, and our failure to do so could harm our business, financial condition and operating results.

We outsourced tape drive manufacturing to Jabil during the third quarter of fiscal year 2003.  Our Storage Solutions Group has increased its use of contract manufacturers for certain manufacturing functions as well.  Our ability to meet customer demand depends on our ability to obtain timely deliveries of products and parts from our suppliers; as a result, if we cannot obtain these products and parts in such a manner, such a delay could materially and adversely impact our business, financial condition and results of operations.

•

Sole source of product supply.  Jabil is our sole source of supply for all of our tape drives and certain tape automation products. Because we are relying on one supplier, we are at greater risk of experiencing component shortages or other delays in customer deliveries that could result in customer dissatisfaction and lost sales, which could materially damage customer relationships and result in lost revenue.

•

Cost and purchase commitments.  We may not be able to control the costs we would be required to pay Jabil for the products they manufacture for us.  Jabil procures inventory to build our products based upon a forecast of customer demand that we provide. We would be responsible for the financial impact on Jabil of any reduction or product mix shift in the forecast relative to materials that Jabil had already purchased under a prior forecast.  Such a variance in forecasted demand could require us to pay Jabil for finished goods in excess of current customer demand or for excess or obsolete inventory.  As a result, we could experience reduced gross margins and larger operating losses based on these purchase commitments.

•

Quality.  We will have limited control over the quality of products produced by Jabil. Therefore, the quality of the products may not be acceptable to our customers and could result in customer dissatisfaction, lost revenue, and increased warranty costs.

13.

Our manufacturing outsourcing arrangement in Malaysia with Jabil, a third party contract manufacturer, has the potential to affect our tax status in Malaysia and could therefore materially and adversely affect our business, financial condition and results of operations.

           We were granted strategic pioneer tax status beginning in December 2000 contingent on us meeting five separate conditions linked to investments in the Malaysian economy. While we have actively worked to meet each of these conditions, changes in the business environment have meant that we have not yet fully met these conditions as these conditions assumed a five-year profile of investment.   Based on the status of current discussions with the Malaysian government, we believe that the probability of assessment of additional tax liability is unlikely given that the third-party contract manufacturer already has strategic pioneer tax status and since there is no change in our business as a result of this transfer of manufacturing operations.  However, were the Malaysian government to revoke Quantum’s strategic pioneer tax status in its entirety, then the maximum potential tax liability that could be assessed would be $15 million, which could materially and adversely affect our business, financial condition and results of operations.

A significant portion of the consideration for the disposition of the material assets of our Network Attached Storage Solutions business was restricted stock and a debt instrument issued by the buyer, a privately held company.

           A portion of the consideration for the sale of the material assets of our Network Attached Storage Solutions (NAS) business was $3.9 million in restricted equity securities and a secured $2.4 million promissory note issued by the buyer, a privately held company.  The equity securities are “restricted securities”, as that term is defined in Rule 144 under the Securities Act of 1933, as amended, and, therefore, are subject to substantial restrictions on the sale or disposition of such shares, many of which restrictions are contingent on or governed by matters solely within the control of the privately-held company.  Similarly, the secured promissory note may become subject to the priority of a future senior lender and does not become due and payable until May 2003 and, even then, is only partly due and payable.  Because of the nature of the privately held issuer as well as the restrictions on our ability to transfer these securities, there is no public market for these securities.

           We generally record our investment in an early development stage company’s equity and debt securities on a cost basis, adjusted for other than temporary impairment. The restricted stock and promissory note we received in the NAS disposition has a combined carrying value of $6.3 million but could lose value and become worthless if the buyer fails to profitably achieve its business plans or is not able to obtain adequate funding to do so.  And because there is no market in these securities, we would not be able to hedge or otherwise mitigate any loses on these securities.  If the buyer is not successful in achieving its business plan, we could be required to write down some or all of the value of these assets, which could have a material and adverse impact on our financial condition and results of operations.

14.

Tax allocations under a tax sharing and indemnity agreement with Maxtor are the subject of a dispute between us and Maxtor. In the event this dispute is not resolved favorably, we could incur significant costs that could have a material adverse effect on our business, financial condition and operating results.

           Pursuant to a tax sharing and indemnity agreement between us and Maxtor entered into in connection with the disposition of our Hard Disk Drive group (HDD), Maxtor and we provided for the allocation of certain liabilities related to taxes.  Maxtor and we presently disagree about the amounts owed by each party under this Agreement.  The parties are in negotiations to resolve this matter, and no litigation has been initiated to date.  However, there can be no assurance that we will be successful in asserting our position.  If disputes regarding reimbursable amounts cannot be resolved favorably, we may incur costs, including both litigation as well as the payment of the disputed amounts, which could have a material adverse effect on our business, financial condition and operating results.

Maxtor’s failure to perform under the indemnification provisions of a tax sharing and indemnity agreement entered into with us providing for payments to us that relate to tax liabilities, penalties, and interest resulting from the conduct of our business prior to the HDD disposition date could have a material adverse effect on our business, financial condition and operating results.

           Under a tax sharing and indemnity agreement between us and Maxtor entered into in connection with the disposition of HDD, Maxtor has agreed to assume responsibility for payments related to certain taxes, penalties, and interest resulting from the conduct of business by the Quantum DSS group for all periods before our issuance of tracking stock and the conduct of the Quantum HDD group for all periods before the disposition of HDD to Maxtor.  If audit adjustments are successfully asserted with respect to such conduct, and if Maxtor fails to indemnify us under this obligation or is not able to pay the reimbursement in full, we would nevertheless be obligated, as the taxpayer, to pay the tax.  As a result, we could experience a material adverse effect on our business, financial condition and operating results.

           Maxtor is a publicly traded company (NYSE symbol: MXO) that has been incurring financial operating losses and has experienced a decreasing cash position.  If Maxtor were unable to pay its share of any obligations, we would be required to pay and that would have a material adverse impact on our results of operations and financial position.

Maxtor’s failure to perform under the agreements in connection with our convertible debt and contingent liabilities would harm our business, financial condition and operating results.

           Maxtor has agreed to assume responsibility for payments of up to $95.8 million of our convertible debt. If Maxtor fails to repay its portion of the convertible debt, we would have to deplete our existing cash resources or borrow cash to make the payments. As a result, our business, financial condition and operating results could be materially and adversely affected.

           We may have contingent liabilities for some obligations assumed by Maxtor, including real estate and litigation, and Maxtor’s failure to perform under these obligations could result in significant costs to us that could have a materially adverse impact on our business, financial condition and operating results.

15.

The disposition of HDD may be determined not to be tax-free, which would result in us or our stockholders, or both, incurring a substantial tax liability, which could materially and adversely affect our business, financial condition and results of operations.

           Maxtor and Quantum have agreed not to request a ruling from the Internal Revenue Service (IRS), or any state tax authority confirming that the structure of the combination of Maxtor with HDD will not result in any federal income tax or state income or franchise tax to Quantum or the previous holders of HDD common stock.  Instead, Maxtor and we have agreed to effect the disposition and the merger on the basis of an opinion from Ernst & Young LLP, our tax advisor, and a tax opinion insurance policy issued by a syndicate of major insurance companies to us covering up to $340 million of tax loss caused by the disposition and merger.

           If the disposition of HDD is determined not to be tax-free and the tax opinion insurance policy does not fully cover the resulting tax liability, we or our stockholders or both could incur substantial tax liability, which could materially and adversely affect our business, financial condition and results of operations.

The tax opinion insurance policy issued in conjunction with the disposition of HDD does not cover all circumstances under which the disposition could become taxable to us, and as a result, we could incur an uninsured tax liability, which could materially and adversely affect our business, financial condition and results of operations.

           In addition to customary exclusions from its coverage, the tax opinion insurance policy does not cover any federal or state tax payable by us if the disposition becomes taxable to us as a result of:

•	A change in relevant tax law;
•

An acquisition representing a 50% or greater interest in Quantum which began during the one-year period before and six-month period following the disposition, whether or not approved by our board of directors; or

•

An acquisition representing a 50% or greater interest in Maxtor which began during the one-year period before and six-month period following the disposition, whether or not approved by Maxtor’s board of directors.

           If any of these events occur, we could incur uninsured tax liability, which could materially and adversely affect our business, financial condition and results of operations.

If we incur an uninsured tax liability as a result of the disposition of HDD, our financial condition and operating results could be negatively affected.

           If the disposition of HDD were determined to be taxable to Quantum, we would not be able to recover an amount to cover the tax liability either from Maxtor or under the insurance policy in the following circumstances:

•

If the tax loss were not covered by the policy because it fell under one of the exclusions from the coverage under the tax opinion insurance policy described above, insurance proceeds would not be available to cover the loss.

•

If the tax loss were caused by our own acts or those of a third party that made the disposition taxable (for instance, an acquisition of control of Quantum which began during the one-year period before and six-month period following the closing), Maxtor would not be obligated to indemnify us for the amount of the tax liability.

•

If Maxtor were required to reimburse us for the amount of the tax liability according to its indemnification obligations under the HDD disposition, but was not able to pay the reimbursement in full, we would nevertheless be obligated, as the taxpayer, to pay the tax.

16.

           In any of these circumstances, the tax payments due from us could be substantial.  In order to pay the tax, we would have to either deplete our existing cash resources or borrow cash to cover our tax obligation.  Our payment of a significant tax prior to payment from Maxtor under Maxtor’s indemnification obligations, or in circumstances where Maxtor has no payment obligation, could harm our business, financial condition and operating results.

Our business, financial condition and operating results may be harmed as a result of operating solely as a tape drive and storage solutions business.

           Prior to the disposition of HDD on April 2, 2001, our operations consisted of the DLT group, the Storage Solutions group and HDD. Operating results of the DLT and Storage Solutions groups alone may be materially and adversely affected by the loss of one or more of the following benefits that HDD had contributed to Quantum:

•	The ability to leverage the expertise of HDD in areas related to HDD’s core competency in hard disk drives;
•	The opportunity to jointly develop various products, such as online storage solutions;
•	The ability to reduce the cost of data storage solutions more effectively;
•	The ability to use the goodwill and brand recognition associated with HDD;
•	The opportunity to take advantage of a larger market capitalization; and
•	The opportunity to take advantage of the benefits of diversification associated with a single company serving the tape drive, storage solutions and hard disk drive markets.

17.

Historical financial information regarding Quantum may not be representative of our future results solely as a tape drive and storage solutions business.

           The historical financial information regarding Quantum does not necessarily reflect what our financial position, operating results, and cash flows would have been had we existed solely as a tape drive and storage solutions business during the periods presented. In addition, the historical information is not necessarily indicative of what our operating results, financial position and cash flows will be in the future.

Our quarterly operating results could fluctuate significantly, and past quarterly operating results should not be used to predict future performance.

           Our quarterly operating results have fluctuated significantly in the past and could fluctuate significantly in the future. As a result, our past quarterly operating results should not be used to predict future performance. Quarterly operating results could be materially and adversely affected by a number of factors, including, but not limited to:

•	An inadequate supply of tape media cartridges;
•	Customers canceling, reducing, deferring or rescheduling significant orders as a result of excess inventory levels, weak economic conditions or other factors;
•	Declines in network server demand;
•	Failure to complete shipments in the last month of a quarter during which a substantial portion of our products are typically shipped; or
•	Increased competition.

A significant portion of our manufacturing and sales operations occurs in foreign locations; we are increasingly exposed to risks associated with conducting our business internationally.

           We manufacture and sell our products in a number of different markets throughout the world. As a result of our global manufacturing and sales operations, we are subject to a variety of risks that are unique to businesses with international operations of a similar scope, including the following:

•	Adverse movement of foreign currencies against the U.S. dollar (in which our results are reported);
•	Import and export duties and value-added taxes;
•	Import and export regulation changes that could erode our profit margins or restrict our exports;
•	Potential restrictions on the transfer of funds between countries;
•	Inflexible employee contracts in the event of business downturns; and
•	The burden and cost of complying with foreign laws.

           In addition, our suppliers have operations in several emerging or developing economies that have a potential for higher risk than in the developed markets. The risks associated with these economies include, but are not limited to, political risks and natural disasters. In particular, with one of our outsourced manufacturers located in Malaysia, a significant portion of our product manufacturing may be subject to such political and climactic risks. Political instability, including the threat of terrorism, or a natural disaster in Malaysia or any other foreign market in which we operate could materially and adversely affect our business, financial condition and results of operations.

18.

We are exposed to fluctuations in foreign currency exchange rates and an adverse change in foreign currency exchange rates relative to our position in such currencies could have a materially adverse impact on our business, financial condition and results of operations.

           We do not use derivative financial instruments for speculative purposes. Our goal is to hedge our foreign currency-denominated transactions in a manner that substantially offsets the effects of changes in foreign currency exchange rates. Presently, we use foreign currency obligations to match and offset net currency exposures associated with certain assets and liabilities denominated in non-functional currencies. Corresponding gains and losses on the underlying transaction generally offset the gains and losses on these foreign currency obligations. We have used in the past, and may use in the future, foreign currency forward contracts to hedge our exposure to foreign currency exchange rates. To the extent that we have assets or liabilities denominated in a foreign currency that are inadequately hedged or not hedged at all, we may be subject to foreign currency losses, which could be significant.

           Our international operations can act as a natural hedge when both operating expenses and sales are denominated in local currencies. In these instances, although an unfavorable change in the exchange rate of a foreign currency against the U.S. dollar would result in lower sales when translated to U.S. dollars, operating expenses would also be lower in these circumstances. Also, since an insignificant amount of our net sales for the nine months ending on December 29, 2002 are denominated in currencies other than the U.S. dollar, we do not believe that our total foreign exchange rate exposure is significant. Nevertheless, an increase in the rate at which a foreign currency is exchanged for U.S. dollars would require more of that particular foreign currency to equal a specified amount of U.S. dollars than before such rate increase. In such cases, and if we were to price our products and services in that particular foreign currency, we would receive fewer U.S. dollars than we would have received prior to such rate increase for the foreign currency. Likewise, if we were to price our products and services in U.S. dollars while competitors priced their products in a local currency, an increase in the relative strength of the U.S. dollar would result in our prices being uncompetitive in those markets. Such fluctuations in currency exchange rates could materially and adversely affect our business, financial condition and results of operations.

19.

We must maintain appropriate levels of service inventories.  If we have too little service inventory, we may experience increased levels of customer dissatisfaction.  If we have too much service inventory, we may incur financial losses.

           We maintain levels of service inventories to satisfy future warranty obligations and also to earn service revenue to repair products for which the warranty has expired. We estimate the required amount of service inventories based on historical usage and forecasts of future warranty requirements, including estimates of failure rates and costs to repair, and out of warranty revenue.  Given the significant levels of judgment inherently involved in the process, we cannot provide assurance that we will be able to maintain appropriate levels of service inventories to satisfy customer needs and to avoid financial losses from excess inventory charges. If we are unable to maintain appropriate levels of service inventories, our business, financial condition and results of operations maybe materially and adversely impacted.

Many of our facilities are located near known earthquake fault zones, and the occurrence of an earthquake or other disasters could cause damage to our facilities and equipment, which could require us to curtail or cease operations.

           Many of our facilities are located in Northern and Southern California, near known earthquake fault zones and are, therefore, vulnerable to damage from earthquakes. In October 1989, a major earthquake that caused significant property damage and a number of fatalities struck Northern California. In addition, in 1994, a major earthquake that caused significant property damage and a number of fatalities struck Southern California. We and our suppliers are also vulnerable to damage from other types of disasters, including fire, floods, power loss, communications failures, terrorism and similar events. If any disaster were to occur, our ability to operate our business at our facilities could be seriously, or completely, impaired. The insurance we maintain may not be adequate to cover our losses resulting from disasters or other business interruptions.

The common stock sold in this offering will increase the supply of our common stock on the public market, which may cause our stock price to decline.

           The sale into the public market of the common stock to be sold in this offering could materially and adversely affect the market price of our common stock.  Most of the shares of our common stock are eligible for immediate and unrestricted sale in the public market at any time.  Once the registration statement of which this prospectus forms a part is declared effective, all shares of common stock to be sold in this offering, and which are not otherwise restricted by private agreement, will be eligible for immediate and unrestricted resale into the public market.  The presence of these additional shares of common stock in the public market may adversely affect our stock price.

Future sales of our common stock could affect the stock price.

           If our stockholders sell substantial amounts of our common stock, including shares issued on the exercise of options and warrants, in the public market, the market price of our common stock could fall.  These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.  As of February 14, 2003, we had approximately 172.7 million shares of common stock outstanding.  All of these shares, other than shares held by affiliates, are freely tradable.

20.

We have adopted anti-takeover defenses that could delay or prevent an acquisition of our company and may affect the price of our common stock.

           Certain provisions of our certificate of incorporation and stockholder rights plan could make it difficult for a third party to acquire us, even though an acquisition might be beneficial to our stockholders.  These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

           Our certificate of incorporation authorizes the issuance of up to 20,000,000 shares of “blank check” preferred stock, which will have terms as may be determined from time to time by our Board of Directors.  Accordingly, our Board of Directors may, without obtaining stockholder approval, issue preferred stock with terms which could have preference over and adversely affect the rights of the holders of common stock.  This issuance may make it more difficult for a third party to acquire a majority of our outstanding voting stock.  We also are subject to the Delaware anti-takeover laws which may prevent, delay or impede a merger or takeover of our company, and we have not opted out of the provisions of such laws through either our certificate of incorporation or our bylaws.

           Our Board of Directors has adopted a stockholder rights plan which provides our existing stockholders with the right to purchase one one-thousandth of a share of our Series B junior participating preferred stock for each share of our common stock held, or, under certain circumstances, shares of our common stock with a market value twice the exercise price of such right, in the event of certain changes in our ownership.  The purchase price in either case is determined by our Board of Directors, subject to adjustment.  Subject to certain exceptions, these rights may be exercised the tenth day after any person or group becomes the beneficial owner (or makes an offer that would result in such beneficial ownership) of 20% or more of our outstanding common stock.  If such change in beneficial ownership is combined with a merger of our company or a sale of more than 50% of our assets, then our existing stockholders have the right to purchase, for the exercise price, a number of shares of common stock in the surviving entity having a market value of twice the exercise price of such right.  The mere existence of a stockholder rights plan often delays or makes a merger, tender offer or proxy contest more difficult.  The existence of these features could prevent others from seeking to acquire shares of our common stock in transactions at premium prices, and may not be in the best interests of stockholders.

21.

FORWARD-LOOKING STATEMENTS

           This prospectus, together with all other information included in or incorporated by reference into this prospectus, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements in this report contain the words “will,” “estimate,” “anticipate,” “expect”, “believe” or similar expressions and include, but are not limited to, projections or estimates concerning our business, such as demand for our products, anticipated revenues, gross margins, operating results and expenses, mix of revenue streams, expected revenue from purchased in-process projects, cost savings, stock compensation, the performance of our media business and the sufficiency of cash to meet planned expenditures, the likelihood of certain tax liabilities being assessed, the anticipated impact of third party infringement claims, and foreign exchange rate exposure.  In particular, such forward-looking statements include, but are not limited to: our expectation that the $95.8 million due from Maxtor in connection with the convertible subordinated debt previously attributed to the HDD group will ultimately be realized; and our belief that, if required, we would have sufficient financial resources to satisfy the guaranteed value of the Colorado Springs facility.  All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events, and they are subject to numerous known and unknown risks and uncertainties.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

           These forward-looking statements are based on management's current expectations and are subject to certain risks and uncertainties.  As a result, our actual results may differ materially from the forward-looking statements contained herein.  Factors that could cause actual results to differ materially from those described herein include, but are not limited to, (1) the amount of orders received in future periods; (2) our ability to timely ship our products; (3) uncertainty regarding the continued slowdown in IT spending and the corresponding reduction in the demand for tape drives and tape automation products; (4) our continued receipt of media royalties from Maxell, Fuji and other media manufacturers at or above historical levels; (5) a continued trend toward centralization of storage; (6) our ability to achieve anticipated pricing, cost and gross margin levels, particularly on tape drives, given lower volumes and continuing price and cost pressures; (7) the successful execution of our strategy to expand our businesses into new directions; (8) our ability to successfully introduce new products; (9) our ability to achieve and capitalize on changes in market demand; (10) acceptance of, and demand for, our products; (11) our ability to maintain supplier relationships; (12) our ability to work with industry leaders to deliver integrated business solutions to customers; (13) the ability of our competitors to introduce new products that compete successfully with our products, which could be magnified given the consolidation of our customer base as a result of the Hewlett-Packard and Compaq merger and Hewlett-Packard’s participation in the LTO consortium, a tape drive and media format competing with Quantum’s Super DLT products; (14) our ability to obtain significant market share with our Super DLT product, given the combined Hewlett-Packard and Compaq’s decision to market both the LTO and Super DLT platforms versus Compaq’s historical approach of exclusively marketing Super DLT; (15) the general economic environment and the continued growth of the storage industry; (16) our ability to sustain and/or improve our cash and overall financial position; (17) our ability to lower costs, (18) our ability to integrate acquisitions, such as the Benchmark and SANlight acquisitions and (19) those factors discussed under “Risk Factors” and elsewhere in this prospectus, together with all other information included or incorporated by reference into this prospectus.  We disclaim any obligation to update information in any forward-looking statement.

           The information contained in this prospectus is not a complete description of our business or the risks associated with an investment in our common stock.  We urge readers to carefully review and consider the various disclosures made by us in our reports and other filings with the Securities and Exchange Commission.

22.

WHERE YOU CAN FIND MORE INFORMATION

           We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC).  You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C.  20549.  Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.  Our SEC filings also are available to the public at the SEC’s web site at http://www.sec.gov.

           This prospectus is part of a registration statement on Form S-3 that we filed with the SEC.  Pursuant to the SEC rules, this prospectus, which forms a part of the registration statement, does not contain all of the information in the registration statement.  You may read or obtain a copy of the registration statement from the SEC in the manner described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

           The SEC allows us to incorporate by reference into this prospectus the information we file with them, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.  The documents we incorporate by reference are:

1.	Our Annual Report on Form 10-K for the fiscal year ended March 31, 2002 filed with the SEC on July 1, 2002;

2.	Our Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2002 filed with the SEC on February 12, 2003;

3.	Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002 filed with the SEC on November 13, 2002;

4.	Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002 filed with the SEC on August 14, 2002;

5.	Our Definitive Proxy Statement filed with the SEC on July 25, 2002 in connection with our 2002 Annual Meeting of Stockholders held on September 12, 2002;

6.	Our Current Report on Form 8-K for certain events dated November 13, 2002 filed with the SEC on November 15, 2002;

7.	Our Current Report on Form 8-K for certain events dated November 12, 2002 filed with the SEC on November 12, 2002;

8.	Our Current Report on Form 8-K for certain events dated August 14, 2002 filed with the SEC on August 14, 2002;

9.

The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on August 1, 1983, including any amendment or report filed for the purpose of updating such description; and

10.

The description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A filed with the SEC on August 5, 1988, including any amendment or report filed for the purpose of updating such description.

23.

           In addition, we incorporate by reference all reports and other documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of this offering, and all such reports and documents will be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date of filing of such reports and documents.  Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

           We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference in this prospectus but not delivered with the prospectus.  Requests for copies of these documents should be submitted in writing to Investor Relations, at Quantum Corporation, 501 Sycamore Drive, Milpitas, California 95035, or by telephone at (408) 944-4000.

24.

SELLING STOCKHOLDERS

           The following table sets forth the names of the selling stockholders, the number of shares being registered for sale as of the date of this prospectus and the number of shares of common stock known by us to be beneficially owned by each of the selling stockholders as of February 14, 2003.  We are unable to determine the exact number of shares that actually will be sold because the selling stockholders may sell all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares.  The following table assumes that the selling stockholders will sell all of the shares being offered for their account by this prospectus.  The shares offered by this prospectus may be offered from time to time by the selling stockholders.  The selling stockholders are not making any representation that any shares covered by this prospectus will or will not be offered for sale.  The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares.  The selling stockholders also may offer and sell less than the number of shares indicated.

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to Offering	Number of Shares Being Offered in Offering	Beneficially Owned After Offering
			Number of Shares	Percent of Outstanding Shares

David Rand	134,752	134,752	—	—
Sherman Tuan	85,028	85,028	—	—
Mark and Ghizala Kaleem	314,901	314,901	—	—
Muhammad Azimuddin	167,543	167,543	—	—
Shahida Salam	121,115	121,115	—	—
Douglas Otis	71,076	71,076	—	—
Pei Cao and Dan Boneh	30,448	30,448	—	—
Lloyd Alan Poston	243,510	243,510	—	—
Jim Orosz	60,877	60,877	—	—
Minerva Equities Pty. Ltd.	59,416	59,416	—	—
Albert Armin	6,087	6,087	—	—
Brad Smith	5,479	5,479	—	—
Elisa Nakata	3,348	3,348	—	—
Robert Orosz	3,043	3,043	—	—
Ed Orosz	2,739	2,739	—	—
Marvin Katich	1,217	1,217	—	—
Newton Capital Partners I, L.P.	379,030	379,030	—	—
Sobrato 1979 Revocable Trust	45,392	45,392	—	—
Silicon Valley Equity Fund II, L.P.	68,088	68,088	—	—
AcuTrade Corporation	22,696	22,696	—	—
Brainstorm Ventures, L.P.	56,741	56,741	—	—
KDG, L.L.C.	25,420	25,420	—	—
Tomorrow World Int’l Ltd.	17,751	17,751	—	—
En-Lei Tuan	64,528	64,528	—	—
Nicholas Burke	51,697	51,697	—	—
Wilson S. Chu and Fei Fei Liu	20,934	20,934	—	—
F.C. Insinger and C.M. Eckman	56,339	56,339	—	—
Hsing Bang Lin and Yuhhwa Charlotte Lin	93,615	93,615	—	—
David T. Truslow	55,114	55,114	—	—
Sue-Minn Yang	37,082	37,082	—	—
Brian A. Berg	4,643	4,643	—	—
Simon Fok	1,709	1,709	—	—
Matthew Jacob and Mary Hower	8,545	8,545	—	—
Ata R. Khan	1,879	1,879	—	—
Javed Shafqat Khan	854	854	—	—
Samuel Lee	3,588	3,588	—	—
Michael and Marsha Peterson	20,678	20,678	—	—
Ritchey, Fisher, Whitman & Klein	8,545	8,545	—	—
Roy Thiele-Sardina	10,254	10,254	—	—
James C. Sha	1,879	1,879	—	—
Douglas and Judith Sheppard	1,709	1,709	—	—
Alan Jay Smith	1,979	1,879	100	—

Total	2,371,268	2,371,168	100	—

25.

           The information provided above is based upon information provided by each respective selling stockholder and public documents filed with the SEC and is not necessarily indicative of beneficial ownership for any other purpose.  The number of shares of common stock beneficially owned and used to calculate the percentage beneficial ownership of each listed stockholder includes the shares of common stock underlying options, warrants or preferred stock held by such stockholder that are exercisable or convertible within 60 days of February 14, 2003.  The term “selling stockholders” includes the stockholders listed above and their transferees, assignees, pledgees, donees or other successors.  The percent of beneficial ownership for each stockholder is based on approximately 172.7 million shares of our common stock outstanding as of February 14, 2003.  Except as indicated below, we are not aware of any material relationship between us and any selling stockholder within the past three years other than as a result of the ownership of the selling stockholders’ shares.

           Michael Peterson has in the past provided consulting services to us through his company Strategic Research Corporation.  We employed Nicholas Burke as an engineer from 1997 to 1999, and we recently rehired him.  In addition, we recently hired Lloyd Alan Poston, Wilson Chu, Hsing Bang Lin, David Truslow and F.C. Insinger as employees.  We may in the future from time to time engage certain of the selling stockholders as consultants.

           In connection with the SANlight merger, we agreed to prepare and file with the SEC a registration statement on Form S-3, of which this prospectus forms a part, for the purpose of registering such shares for resale from time to time by the selling stockholders.  We also agreed to prepare and file any amendments and supplements to the registration statement as may be necessary to keep the registration statement continuously effective in order to permit this prospectus to be usable by the selling stockholders until the earlier of the date when the selling stockholders have sold all of the merger shares or February 21, 2005.

           This prospectus also covers any additional shares of common stock which become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.  In addition, this prospectus covers the preferred stock purchase rights which currently trade with the common stock and entitle the holder to purchase additional shares of common stock under certain circumstances.

26.

USE OF PROCEEDS

           The shares of common stock offered by this prospectus will be sold by the selling stockholders, and the selling stockholders will receive all of the proceeds from sales of those shares.  Accordingly, we will not receive any of the proceeds from sales of the shares offered by this prospectus.

PLAN OF DISTRIBUTION

           We are registering all 2,371,168 shares of common stock (and associated purchase rights) covered by this prospectus on behalf of the selling stockholders.  We will not receive any of the proceeds from sales of the shares by the selling stockholders.

           The selling stockholders named in this prospectus, or pledgees, donees, transferees or other successors-in-interest selling shares received from the selling stockholders as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus may sell these shares from time to time.  The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.  The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions.  The selling stockholders may effect such transactions by selling the shares to or through broker-dealers.  The shares may be sold by one or more of, or a combination of, the following:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus;
•	an exchange distribution in accordance with the rules of such exchange;
•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; or
•	privately negotiated transactions.

           To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.  In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in such resales.

           The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise.  In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders.  The selling stockholders also may sell shares short and redeliver the shares to close out such short positions.  The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares.  The broker-dealer may then resell or otherwise transfer such shares under this prospectus.  The selling stockholders also may loan or pledge the shares to a broker-dealer.  The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

27.

           Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders.  Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both.  Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale.  Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with sales of the shares.  Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.  Because the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

           In addition, any securities covered by this prospectus which qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus.  The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.  The selling stockholders also have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

           The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws.  In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

           Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the shares may not engage in market-making activities with respect to our common stock during certain restricted periods.  In addition, each selling stockholder will be subject to applicable provisions of the Securities Exchange Act and the associated rules and regulations under the Securities Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders.  We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

28.

           We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer.  Such supplement will disclose:

•	the name of each such selling stockholder and of the participating broker-dealer(s),
•	the number of shares involved,
•	the price at which such shares were sold,
•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,
•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and
•	other facts material to the transaction.

           In addition, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

           We will bear all costs, expenses and fees in connection with the registration of the shares.  The selling stockholders will bear all commissions and discounts, if any, attributable to their respective sales of the shares.  The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

           The validity of the common stock offered in this prospectus and certain other legal matters will be passed upon for us by Dorsey & Whitney LLP, Irvine, California.

EXPERTS

           Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended March 31, 2002, as set forth in their report, which is incorporated herein by reference in this prospectus and elsewhere in the registration statement.  Our financial statements and schedule are incorporated herein by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in auditing and accounting.

29.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

           The following table sets forth the various costs and expenses to be paid by the Registrant with respect to the sale and distribution of the securities being registered.  All of the amounts shown are estimates except for the SEC registration fee.  In addition, the Registrant may be charged additional listing fees by the New York Stock Exchange upon issuance of the shares being offered by this prospectus.

SEC Registration Fee	$604.26
Legal Fees and Expenses	6,710.00
Accounting Fees and Expenses	10,000.00
Transfer Agent Fees and Expenses	294.00

Total	$17,608.26

           The Registrant will bear all costs, expenses and fees in connection with the registration of the shares.  The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares.

Item 15.  Indemnification of Directors and Officers

           The Registrant’s Certificate of Incorporation, as amended, provides that, to the fullest extent permitted by the General Corporation Law of the State of Delaware (the “Delaware Law”), the Registrant’s directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors.

           Article VI of the Registrant’s Amended and Restated Bylaws provides that the Registrant will indemnify any current or former director or officer who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Registrant), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

           Article VI of the Registrant’s Amended and Restated Bylaws further provides that the Registrant will indemnify any current or former director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that he is or was serving at the request of the Registrant against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, except that no indemnification will be provided for any claim, issue, or matter as to which such person is adjudged to be liable to the Registrant unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.

           Article VI of the Registrant’s Amended and Restated Bylaws also provides that the Registrant will indemnify any current or former director or officer, to the extent that he has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.  The Registrant will pay expenses incurred in defending or settling a civil or criminal action, suit or proceeding by a director or officer who may be entitled to indemnification in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Registrant.

           The Registrant also has entered into indemnification agreements with its executive officers and directors that contain provisions similar to those contained in Article VI of the Registrant’s Amended and Restated Bylaws.

           Section 145 of the Delaware Law provides that a Delaware corporation has the power to indemnify its directors and officers in certain circumstances.

           Subsection (a) of Section 145 of the Delaware Law empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner such director or officer reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no reasonable cause to believe his or her conduct was unlawful.

           Subsection (b) of Section 145 of the Delaware Law empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit, provided that such director or officer acted in good faith and in a manner such director or officer reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

           Section 145 of the Delaware Law further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation shall have power to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

           The Registrant maintains directors’ and officers’ liability insurance covering its directors and officers.

Item 16.  Exhibits

Exhibit Number
2.1

Agreement and Plan of Merger dated February 4, 2003 by and among the Registrant, the Registrant’s wholly-owned subsidiary QSL Acquisition Corporation, SANlight, Inc., Mark Kaleem and Lloyd Alan Poston.

4.1

First Amendment to the Amended and Restated Preferred Shares Rights Agreement and Certification Of Compliance With Section 27 Thereof, dated as of October 28, 2002 (incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2002 filed with the SEC on November 13, 2002).

4.2

Restated Preferred Shares Rights Agreement between the Registrant and Harris Trust and Savings Bank (incorporated by reference to the Registrant’s Registration Statement on Form S-4, Amendment No.2, filed with the SEC on June 10, 1999).

4.3

Certificate of Designations for the Series B Participating Junior Preferred Stock (incorporated by reference to the Registrant’s Registration Statement on Form S-4, Amendment No.2, filed with the SEC on June 10, 1999).

5.1	Opinion of Dorsey & Whitney LLP.

23.1	Consent of Ernst & Young LLP, Independent Auditors.

23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in signature page).

Item 17.  Undertakings

           The undersigned Registrant hereby undertakes:

           (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                   (i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                   (ii)   To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

                   (iii)   To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

           (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act each filing of the Registrant’s Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act that is incorporated by reference into this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

           Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on the 7th day of March, 2003.

QUANTUM CORPORATION By: /s/ RICHARD BELLUZZO Richard Belluzzo, Chief Executive Officer

POWER OF ATTORNEY

           Each person whose signature appears below constitutes and appoints Richard Belluzzo and Michael J. Lambert, jointly and severally, as attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendment to this Registration Statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person hereby ratifying and confirming all that said attorneys-in-fact or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RICHARD BELLUZZO Richard Belluzzo	Chief Executive Officer and Director (principal executive officer)	March 7, 2003

/s/ MICHAEL A. BROWN Michael A. Brown	Chairman of the Board and Director	March 5, 2003

/s/ MICHAEL J. LAMBERT Michael J. Lambert	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	March 7, 2003

/s/ STEPHEN M. BERKLEY Stephen M. Berkley	Director	March 6, 2003

/s/ DAVID A. BROWN David A. Brown	Director	March 5, 2003

/s/ EDWARD M. ESBER, JR. Edward M. Esber, Jr.	Director	March 6, 2003

/s/ KEVIN J. KENNEDY Kevin J. Kennedy	Director	March 7, 2003

/s/ EDWARD J. SANDERSON, JR Edward J. Sanderson, Jr.	Director	March 7, 2003

/s/ GREGORY W. SLAYTON Gregory W. Slayton	Director	March 6, 2003

INDEX OF EXHIBITS

Exhibit Number
2.1

Agreement and Plan of Merger dated February 4, 2003 by and among the Registrant, the Registrant’s wholly-owned subsidiary QSL Acquisition Corporation, SANlight, Inc., Mark Kaleem and Lloyd Alan Poston.

4.1

First Amendment to the Amended and Restated Preferred Shares Rights Agreement and Certification Of Compliance With Section 27 Thereof, dated as of October 28, 2002 (incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2002 filed with the SEC on November 13, 2002).

4.2

Restated Preferred Shares Rights Agreement between the Registrant and Harris Trust and Savings Bank (incorporated by reference to the Registrant’s Registration Statement on Form S-4, Amendment No.2, filed with the SEC on June 10, 1999).

4.3

Certificate of Designations for the Series B Participating Junior Preferred Stock (incorporated by reference to the Registrant’s Registration Statement on Form S-4, Amendment No.2, filed with the SEC on June 10, 1999).

5.1	Opinion of Dorsey & Whitney LLP.

23.1	Consent of Ernst & Young LLP, Independent Auditors.

23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in signature page).

EXHIBIT 5.1

[Letterhead of Dorsey & Whitney LLP]

March 7, 2003

Quantum Corporation
501 Sycamore Drive
Milpitas, California 95035

         Re:  Quantum Corporation Registration Statement on Form S-3 for the Resale of 2,371,168 Shares of Common Stock

Ladies and Gentlemen:

         We have acted as counsel to Quantum Corporation, a Delaware corporation (the “Company”), in connection with a Registration Statement on Form S-3, together with any subsequent amendments thereto (the “Registration Statement”), relating to the sale by the selling stockholders identified in the Registration Statement of up to 2,371,168 shares (the “Shares”) of the Company’s common stock, $0.01 par value per share.  The Shares are to be sold from time to time as set forth in the Registration Statement.

         We have examined such documents, and have reviewed such questions of law, as we have considered necessary and appropriate for the purposes of our opinion set forth below.  In rendering our opinion, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies.  We have also assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Company, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties.  As to questions of fact material to our opinion, we have relied upon certificates of officers of the Company and of public officials.

         Based on the foregoing, we are of the opinion that the Shares have been duly authorized by all requisite corporate action and are validly issued, fully paid and nonassessable.

         Our opinion expressed above is limited to the laws of the State of California.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to the reference to our firm under the caption “Legal Matters” contained in the prospectus included therein.

Very truly yours, /s/ Dorsey & Whitney LLP

EXHIBIT 23.1

Consent of Ernst & Young LLP, Independent Auditors

         We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Quantum Corporation for the registration of 2,371,168 shares of its common stock and to the incorporation by reference therein of our report dated April 23, 2002 (except for paragraphs three and four of Note 18, as to which the date is May 23, 2002), with respect to the consolidated financial statements and schedule of Quantum Corporation, included in its Annual Report (Form 10-K) for the year ended March 31, 2002, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Palo Alto, California March 5, 2003